SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20594


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 Amendment No. 1

                                   MIH Limited

                                (Name of Issuer)

                             Class A Ordinary Shares

                         (Title of Class of Securities)

                                    G6116R101

                                 (CUSIP Number)

                                 August 29, 2002
             (Date of Event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6116R101                                   Page 2 of 6 Pages

------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      ORBIS INVESTMENT MANAGEMENT LIMITED
------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b) [ ]
------------------------------------------------------------------------------
     (3)   SEC USE ONLY
------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Bermuda
------------------------------------------------------------------------------
NUMBER OF     (5)   SOLE VOTING POWER
                                     3,175,555
SHARES        ----------------------------------------------------------------
BENEFICIALLY  (6)   SHARED VOTING POWER
                                     140,000
OWNED BY      ----------------------------------------------------------------
EACH          (7)   SOLE DISPOSITIVE POWER
                                     3,315,555
REPORTING     ----------------------------------------------------------------
PERSON WITH   (8)   SHARED DISPOSITIVE POWER
                                     NONE
------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY EACH REPORTING PERSON
                                     3,315,555
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES*                           [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                     11.0%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON*
                                     IA
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G6116R101                                  Page 3 of 6 Pages

------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         ORBIS ASSET MANAGEMENT LIMITED
------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
                                                                    (b) [ ]
------------------------------------------------------------------------------
     (3)   SEC USE ONLY
------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                          Bermuda
------------------------------------------------------------------------------
NUMBER OF     (5)   SOLE VOTING POWER
                                     97,660
SHARES        ----------------------------------------------------------------
BENEFICIALLY  (6)   SHARED VOTING POWER
                                     NONE
OWNED BY      ----------------------------------------------------------------
EACH          (7)   SOLE DISPOSITIVE POWER
                                     97,660
REPORTING     ----------------------------------------------------------------
PERSON WITH   (8)   SHARED DISPOSITIVE POWER
                                     NONE
------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                     97,660
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES*                           [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                     0.3%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON*
                                     IA
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. G6116R101                                  Page 4 of 6 Pages

Item 1(a)  Name of Issuer:
           MIH Limited

Item 1(b)  Address of Issuer's Principal Executive Offices:
           Abbott Building
           Mount Street
           Tortola, Road Town
           British Virgin Islands

Item 2(a)  Name of Person(s) Filing:
           Orbis Investment Management Limited
           Orbis Asset Management Limited

Item 2(b)  Address of Principal Business Office:
           34 Bermudiana Road
           Hamilton HM11 Bermuda

Item 2(c)  Citizenship:

The Reporting Persons are companies organized under the laws of Bermuda.

Item 2(d)  Title of Class of Securities:
           Class A ordinary shares

Item 2(e) CUSIP Number:
           G6116R101

Item 3     The person(s) filing is(are):

           If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4     Ownership

           Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

          OIML is the beneficial owner of 3,315,555 shares or 11.0% of the 30,232,837 Class A ordinary shares of MIH Limited believed to be outstanding. OIML disclaims beneficial ownership of the 97,660 Class A ordinary shares beneficially owned by OAML.

          OAML is the beneficial owner of 97,660 shares or 0.3% of the 30,232,837 Class A ordinary shares of MIH Limited believed to be outstanding. OAML disclaims beneficial ownership of the 3,315,555 Class A ordinary shares beneficially owned by OIML.


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CUSIP No. G6116R101                                  Page 5 of 6 Pages


Item 5    Ownership of 5% or Less of a Class: N/A

Item 6    Ownership of More than 5% on Behalf of Another Person:

          Orbis Global Equity Fund Limited has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,175,555 of the 3,315,555 Class A ordinary shares beneficially owned by OIML.

OIML is the investment manager to the G.A.-Fund-L, an investment company with variable capital (SICAV) formed under Luxembourg law. The G.A.-Fund-L directly owns 140,000 of the 3,315,555 Class A ordinary shares of MIH Limited beneficially owned by OIML. With respect to these 140,000 shares, G.A.-Fund-L has shared voting power and the right to receive and the power to direct the receipt of dividends and sales proceeds thereof.

          Orbis Optimal Global Fund LP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 97,660 Class A ordinary shares beneficially owned by OAML.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company: N/A

Item 8 Identification and Classification of Members of the Group:

          See Items 4 and 6, above.

Item 9    Notice of Dissolution of the Group:  N/A

Item 10   Certification


          By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6116R101                                  Page 6 of 6 Pages

   Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:          September 3, 2002

ORBIS INVESTMENT MANAGEMENT LIMITED

BY: /s/ James J. Dorr
    General Counsel and Secretary

ORBIS ASSET MANAGEMENT LIMITED

BY: /s/ James J. Dorr
    General Counsel and Secretary